SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FBO Air, Inc.

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(Name of Issuer)

Common Stock, $0.001 par value

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(Title of Class of Securities)

30246 H

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(CUSIP Number)

Robert W. Berend

Wachtel & Masyr, LLP

110 East 59th Street

New York, New York 10022

(212) 909-9595

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 28, 2005

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 Pages

1.	NAME OF REPORTING PERSON

Jeffrey M. Trenk

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) { }

(b) {x}

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{x}

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7.	SOLE VOTING POWER

289,750 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

589,750 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

589,750 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.58%

14.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSON

Ruth Trenk

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) { }

(b) {x}

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{ }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7.	SOLE VOTING POWER

244,000 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

1,736,555 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

244,000 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

1,736,555 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,980,555 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.75%

14.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSON

Jaime Levine

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) { }

(b) {x}

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{ }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7.	SOLE VOTING POWER

15,250 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

1,736,555 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

15,250 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

1,736,555 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,751,805 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.93%

14.	TYPE OF REPORTING PERSON

IN

This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (as amended, the “Schedule 13D”) filed by the Reporting Person. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. This Amendment No. 1 to the Schedule 13D is filed by the Reporting Person in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the initial filing of the Schedule 13D on April 20, 2005.

Item 5.	Interest in Securities of the Issuer

(a) Based on information provided to the Reporting Persons by the Issuer, as of October 28, 2005, there were 12,577,727 shares of the Common Stock issued and outstanding. Of the Reporting Persons, Jeffrey M. Trenk owns beneficially 589,750 shares or 4.58% of the outstanding shares of the Common Stock, which holding includes an option expiring March 31, 2010 (the “March Option”) to acquire 250,000 shares of the Common Stock and an option expiring September 29, 2009 (the “September Option;” the March Option and the September Option being collectively referred to herein as the “Options”) to purchase 50,000 shares of the Common Stock. The September Option first became exercisable by Mr. Trenk on September 30, 2005. Ruth Trenk, the wife of Mr. Trenk, owns beneficially 244,000 shares of the Common Stock and, with her daughter Jaime Levine, beneficially owns an aggregate of 1,736,555 shares of the Common Stock, or an aggregate of 1,980,555 shares, or 15.75% of the outstanding shares of the Common Stock. Jaime Levine beneficially owns 15,250 shares of the Common Stock and, as indicated in the preceding sentence, beneficially owns with her mother an aggregate of 1,737,355 shares, or an aggregate of 1,751,805 shares, or 13.93% of the outstanding shares of the Common Stock. Their shared beneficial ownership is based on their being the sole members or shareholders of York Capital Group, LLC (837,605 shares) and Rogo Letter, Inc. (899,750 shares). Jeffrey M. Trenk disclaims, pursuant to Rule 13d-4 under the Exchange Act, beneficial ownership of the shares beneficially owned by Ruth Trenk and Jaime Levine and each of them, also pursuant to Rule 13d-4 under the Exchange Act, disclaim beneficial ownership in his shares. The Reporting Persons disclaim also that they constitute a group as contemplated by Rule 13d-5(b)(1) under the Exchange Act. If, however, they were deemed to be a group, they would own beneficially an aggregate of 2,585,555 shares, or 20.08% of the outstanding shares of the Common Stock.

(b) Jeffrey M. Trenk has the sole power to vote or direct the disposition of 289,750 shares of the Common Stock, and the sole power to direct the disposition of 300,000 shares. There is no voting rights with respect to the Options, both of which are currently exercisable, until exercised. Ruth Trenk has sole power to vote or direct the disposition of 244,000 shares of the Common Stock and shared power with Jaime Levine, her daughter, to vote or direct the disposition of an aggregate of 1,736,555 shares of the Common Stock. Jaime Levine has the sole power to vote or direct the disposition of 15,250 shares of the Common Stock and, as indicated in the preceding sentence, has shared power with Ruth Trenk, her mother, to vote or direct the disposition of an aggregate of 1,736,555 shares of the Common Stock.

(c) As indicated in subsection (a) of this Item 5 to the Schedule 13D, an option previously granted to Mr. Trenk (i.e., the September Option) to purchase 50,000 shares of the Common Stock first became exercisable on September 30, 2005 by its terms.

On October 28, 2005, Euro American Investment Corp., a Delaware corporation (the “Noteholder”), converted a promissory note dated January 26, 2005 (the “Note”) in the principal amount of $100,000, as to which Note Jeffrey M. Trenk, a director and executive officer of the Issuer, York Capital Group, LLC, Ruth Trenk and Rogo Letter, Inc. were the makers, into 847,520 shares of the Common Stock as permitted by the Note. A copy of the Note was filed as Exhibit C to the Schedule 13D and is incorporated herein by this reference. The shares came from York Capital Group, LLC, thereby reducing the shared beneficial ownership of Ruth Trenk and Jaime Levine from 2,584,075 shares to 1,736,555 shares of the Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

Except as described elsewhere in this Schedule 13D and as previously reported in this Item 6, none of the Reporting Persons has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

Jeffrey Trenk, York Capital Group, LLC, Ruth Trenk and Rogo Letter, Inc., as the Makers, executed a promissory note dated January 26, 2005 (the “Note”) in the principal amount of $100,000 and due July 26, 2005 (the “Maturity Date”) to the order of the Noteholder. The Noteholder, in lieu of being paid in cash, may at any time through the Maturity Date, convert the principal amount of the Note into 847,520 shares of the Common Stock held by the Makers. The Noteholder extended the Maturity Date from July 26, 2005 to October 31, 2005. As indicated in section (c) of Item 5 to the Schedule 13D, the Noteholder converted the Note on October 28, 2005. A copy of the Note was filed as Exhibit C to the Schedule 13D and is incorporated herein by the reference.

Item 7.	Material to be Filed as Exhibits

Exhibit C	Promissory Note dated January 26, 2005 from Jeffrey M. Trenk, York Capital Group, LLC, Ruth Trenk and Rogo Letter, Inc. to the order of Euro American Investment Corp. (previously filed)

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2005

/s/ Jeffrey M. Trenk
Jeffrey M. Trenk

/s/ Ruth Trenk
Ruth Trenk

/s/ Jaime Levine
Jaime Levine